Exhibit 99.1

ACUITYADS ANNOUNCES CLOSING OF US$57.5M INITIAL PUBLIC OFFERING IN THE
UNITED STATES AND PUBLIC OFFERING CANADA

TORONTO – June 14, 2021 – AcuityAds Holdings Inc. (TSX:AT; NASDAQ: ATY) (“AcuityAds” or the “Company”), a technology leader that provides targeted digital media solutions enabling advertisers to connect intelligently with audiences across digital advertising channels, today announced the closing of its previously-announced marketed public offering of common shares in the United States and Canada. A total of 5,665,025 common shares of AcuityAds were sold, including 738,916 common shares following the exercise in full by the underwriters of their over-allotment option, at a price of US$10.15 per share, for gross proceeds to the Company of US$57,500,003.75.

AcuityAds expects that the net proceeds of the offering will be used primarily to strengthen the Company's financial position and allow it to pursue its growth strategies, which include: funding ongoing operations; building on successes in digital advertising and marketing solutions, including possibly expanding its current business through acquisitions of, or investments in, other complementary businesses, products or technologies, and other general corporate purposes.

The offering was conducted through a syndicate of underwriters led by Canaccord Genuity and Needham & Company, who are acting as joint lead book-running managers and representatives of the underwriters for the offering. RBC Capital Markets and TD Securities Inc. are also acting as book-running managers for the offering, with Lake Street Capital Markets, LLC, Roth Canada, ULC, Eight Capital, Desjardins Securities Inc., Echelon Wealth Partners Inc. and Paradigm Capital Inc. as co-managers (collectively, the “Underwriters”).

The public offering was made in all provinces and territories of Canada, other than Quebec, only by means of the base shelf prospectus and prospectus supplement and in the United States only by means of the registration statement, including the base shelf prospectus and prospectus supplement. Such documents contain important information about the offering. Copies of the base shelf prospectus and the prospectus supplement can be found on SEDAR at www.sedar.com, and a copy of the registration statement and final prospectus supplement can be found on EDGAR at www.sec.gov. Copies of such documents may also be obtained from any of the following sources: Canaccord Genuity LLC, Attention: Syndicate Department, 99 High Street, 12th Floor, Boston MA 02110, by email at prospectus@cgf.com; and Needham & Company, LLC, Attention: Prospectus Department, 250 Park Avenue, 10th Floor, New York, NY 10177, by telephone at 800-903-3268.

No securities regulatory authority has either approved or disapproved the contents of this press release. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any province, state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such province, state or jurisdiction.

About AcuityAds

AcuityAds is a leading technology company that provides marketers a one-stop solution for omnichannel digital advertising with best-of-category return on advising spend. Its journey automation technology, illumin™, offers planning, buying and real-time intelligence from one platform. With proprietary Artificial Intelligence, illumin™ brings unique programmatic capabilities to close the gap between advertising planning and execution. The Company brings an integrated ecosystem of privacy-protected data, inventory, brand safety and fraud prevention partners, offering trusted solutions with proven, above benchmark outcomes for the most demanding marketers. AcuityAds is headquartered in Toronto with offices throughout Canada, the U.S., Europe and Latin America. For more information, visit AcuityAds.com.

For further information, please contact:

Jonathan Pollack Chief Financial Officer AcuityAds Holdings Inc. 416-218-9888 jp@acuityads.com	Babak Pedram Investor Relations – Canada Virtus Advisory Group Inc. 416-644-5081 bpedram@virtusadvisory.com	David Hanover Investor Relations – U.S. KCSA Strategic Communications 212-896-1220 dhanover@kcsa.com
Kate Tumino Public Relations KCSA Strategic Communications 212-896-1252 ktumino@kcsa.com

Disclaimer in Regards to Forward-Looking Statements

Certain statements included herein constitute “forward-looking statements” within the meaning of applicable securities laws, including, without limitation, statements regarding the conduct of the offering; the intended listing of the common shares on Nasdaq; the granting of the underwriters’ over-allotment option; and the anticipated use of proceeds from the offering. Words such as “may”, “will”, “expect”, “intend” and similar expressions have been used to identify these forward looking statements, and include statements regarding the expected use of proceeds of the offering. These statements reflect current beliefs and are based on information currently available to management of AcuityAds. Forward looking statements necessarily involve known and unknown risks and uncertainties and are based upon a number of estimates and assumptions that, while considered reasonable by management at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies. A number of factors, including those risks discussed under “Risk Factors” in AcuityAds’ Annual Information Form for the year ended December 31, 2020 could cause actual results, performance, achievements, prospects or opportunities to differ materially from those set out in the forward-looking statements. Investors are cautioned not to put undue reliance on forward-looking statements. Except as required by law, AcuityAds does not intend, and undertakes no obligation, to update any forward-looking statements to reflect, in particular, new information or future events.